

Mail Stop 3561

April 19, 2007

Michael I. German
Chief Executive Officer
Corning Natural Gas Corporation
330 W. William Street
P.O. Box 58
Corning, NY  14830

> **Re:**   **Corning Natural Gas Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 9, 2007**
> **File No. 0-00643**

Dear Mr. Barry:

We have limited our review of your filing to the issue we have addressed in our comment.  Where indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Certain Relationships and Related Transactions, page 32

1. Please provide support for the statements that Rich May requested that you enter into the notes in November 2006 rather than in October 2006, that "[a]t the time … the prior board felt it had no choice but to issue the notes to retain Rich May's representation" and that although you "attempted to discuss the matter with Rich May" it filed suit against Corning.

\* \* \*

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and

provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comment.

      Please contact Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202)
551-3720 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:     Christopher J. Hubbert, Esq.
       Kohrman Jackson & Krantz PLL
       Fax: (216) 621-6536